UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/a

(amendment no. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report of Foreign Private Issuer on Form 6-K of Fusion Fuel Green Plc is being filed solely to correct a typographical error related to the fiscal year indicated in the disclosure from “the fiscal year ended December 31, 2024” to “the fiscal year ended December 31, 2023.” Other than as set forth above, this Amendment No. 1 does not reflect events occurring after the filing of the original Form 6-K, and no other information in the original Form 6-K is amended hereby.

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On May 8, 2024, Fusion Fuel Green Plc (the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, since the Company’s Form 20-F for the fiscal year ended December 31, 2023 reported stockholders’ equity of $3,022,125, the Company no longer complied with Nasdaq listing rules (the “Rules”) requiring companies listed on the Nasdaq Global Market to maintain a minimum of $10,000,000 in stockholders’ equity.

Under the Rules, the Company has 45 calendar days from the date of the Notice to submit a plan (the “Plan”) to regain compliance. If the Plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the Notice to evidence compliance. The Notice further stated that, alternatively, the Company may apply to transfer the Company’s securities from The Nasdaq Global Market to The Nasdaq Capital Market. The Company intends to submit a Plan within the time allowed by the Rules and/or apply to transfer its securities to The Nasdaq Capital Market. However, there can be no assurance that Nasdaq will accept the Plan or that the Company will be able to regain compliance with the Rules, or that Nasdaq would approve the Company’s application to list on The Nasdaq Capital Market.

The Notice has no immediate effect on the listing of the Ordinary Shares, which will continue to trade on the Nasdaq Global Market under the symbol “HTOO” without interruption at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 15, 2024	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer